UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Fresenius Medical Care AG

(Exact name of the registrant as specified in its charter)

Germany	001-32749	04-3534941
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Else-Kröner-Strasse 1, Bad Homburg, Germany	D-61352
(Address of principal executive offices)	(Zip code)

Olga Renkewitsch, +49 151 149 65 619
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Introduction

Company Overview

Fresenius Medical Care AG (together with its subsidiaries, FME AG, the Company, we, us, or our) is a German stock corporation (Aktiengesellschaft — AG) registered with the commercial register of Hof (Saale) under HRB 6841, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, Germany. The Company is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue. The Company provides dialysis and related services for individuals with renal diseases, including through value and risk-based care programs, as well as other healthcare services. The Company also develops, manufactures, and distributes a wide variety of healthcare products. The Company’s healthcare products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, as well as acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates, or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other healthcare services include pharmacy services, vascular specialty services, ambulatory surgery center services, and physician nephrology practice management.

Overview of Our Responsible Minerals Sourcing Program

In connection with its reporting under the Securities and Exchange Commission’s (SEC) Final Rule on Conflict Minerals (CM) and in compliance with Regulation (EU) 2017/821 of the European Parliament and of the Council of 17 May 2017 prescribing supply chain due diligence obligations for European Union (EU) importers of tin, tantalum and tungsten, their ores, and gold originating from conflict-affected and high-risk areas (the EU regulation), the Company designed a Responsible Minerals Sourcing Program (the RMS Program, or the Program), to capture the required data within its supply chain for analysis and disclosure. The Program also includes feedback and communication functions to ensure that the Program enhances the Company's knowledge of the suppliers to ensure that it continually evaluates the compatibility of the suppliers' business practices with the Company's established practices. Except as described below, the Program continues to conform in all material respects to the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition (2016) and related Supplements on Tin, Tantalum and Tungsten and Gold (OECD Guidance). The OECD Guidance contains the following five-step framework:

1.	Establish strong company management systems;
2.	Identify and assess risks in the supply chains;
3.	Design and implement a strategy to respond to identified risks;
4.	Carry out independent third-party audits of supply chain due diligence at identified points in the supply chain; and
5.	Report on supply chain due diligence in sustainability, corporate social responsibility or annual reports.

Under the SEC’s Conflict Mineral Rule, the Company is not required to obtain an independent private sector audit of its supply chain due diligence. See “(2) Product Determination” in Exhibit 1.01 hereto.

Responsible Minerals Sourcing Policy

The Company's Responsible Minerals Sourcing Policy (RMS Policy or Policy) continues to govern the sourcing of raw materials, including those materials from the Democratic Republic of the Congo (DRC) and its “adjoining countries,” defined by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank) as those countries that share an internationally recognized border with the DRC (collectively, the Covered Countries1). The Policy also applies to the Conflict-Affected and High-Risk Areas identified by the EU Regulation.

The Company also sources components or other materials that could potentially contain an identified Conflict Mineral.

1 In its release adopting the final Conflict Minerals rule, the SEC identified these countries as Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The Company's Policy is publicly available at:

https://freseniusmedicalcare.com/content/dam/fresenius-medical-care/global/en/06_about-us/pdf/Fresenius_Responsible_Minerals_Sourcing.pdf

Description of Supply Chain

We manage the procurement of raw materials and semi-finished goods used in the manufacturing of renal products globally. This global approach enables us to:

•	enhance the efficiency of our processes,

•	optimize cost structures,

•	improve returns on our capital invested in manufacturing,

•	respond quickly,

•	maintain high quality and safety standards,

•	lessen risks in our supply chain to ensure supply availability, and

•	maintain adherence to our Global Code of Conduct for Business Partners which requires suppliers to ensure that products supplied to us do not contain metals derived from minerals or their derivatives originating from conflict regions that directly or indirectly finance or benefit armed groups and cause or foster human rights abuses.

Our procurement risk mitigation efforts include the development of partnerships with strategic suppliers through framework contracts, maintaining, where reasonably practicable, at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), incorporating measures to prevent loss of suppliers such as continuous supply chain monitoring, and the creation of risk mitigation strategies to increase supply chain resilience, particularly for primary and secondary suppliers located in countries with unpredictable geopolitical landscapes.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we have processes in place to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive supplier relationship management and risk management systems connect all our global procurement activities to enhance global transparency, ensure compliance with our Global Code of Conduct for Business Partners, standardize processes, and enable the constant monitoring of our projects and supplier-related activities.

However, as we are an original equipment manufacturer that assembles and manufactures components and sub-components into finished products, we are largely removed from the processing facilities in our supply chain with regards to conflict minerals and we must rely on the information provided by our suppliers through various due diligence processes.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry Conclusion:

The Company performed due diligence to determine the source and chain of custody of the subject minerals necessary to the production or functionality of certain of its products. For the year ended December 31, 2025, the Company determined in good faith that it was unable to definitively ascertain whether the Conflict Minerals necessary for the functionality or production of the relevant products manufactured or contracted for manufacture by the Company financed or benefitted armed groups in the DRC or any other Covered Countries.

Description of Reasonable Country of Origin Inquiry

The Company's Reasonable Country of Origin Inquiry (RCOI) was conducted, in good faith, through the collection of conflict minerals data from suppliers of products or materials that it determined to be at-risk for potentially containing the identified minerals in the products that suppliers provided to the Company during 2025. These products are summarized in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Moreover, the Company's RCOI was developed based upon industry best practices in collaboration with a third-party consultant.

The Company's RCOI conflict minerals data collection processes include, but are not limited to, the following:

•	identifying and assessing relevant suppliers that may provide products or components containing tin, tantalum, tungsten, or gold,
•	developing and distributing free, educational material and training to relevant suppliers,
•	initiating a survey campaign from relevant suppliers utilizing the cross-industry Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI), an organization that provides tools and resources that support responsible sourcing of minerals from conflict-affected and high-risk areas,
•	comparing conflict minerals data received from relevant suppliers to Country of Origin (CoO) information, and
•	maintaining documentation of RCOI process and related communication for compliance.

Item 1.02 Exhibit

A copy of FME AG's Conflict Minerals Report is filed as Exhibit 1.01 hereto. This Form SD, including the Exhibit, will be publicly available, together with Form SD filings and Conflict Minerals Reports for prior years, on the SEC's website at www.sec.gov and on the Company's website at https://www.freseniusmedicalcare.com/en/sustainability/supply-chain/.

Section 2 — Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRESENIUS MEDICAL CARE AG

May 28, 2026
(Date)

By:	/s/ Helen Giza
	Name:	Helen Giza
	Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
	Name:	Martin Fischer
	Title:	Chief Financial Officer and member of the Management Board